Exhibit 99.1

MAMMA.COM INC.
388 St. Jacques Street, 9th Floor
Montreal, Quebec H2Y 1S1

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

        NOTICE is hereby given that the Annual and Special Meeting of Shareholders (“Meeting”) of MAMMA.COM INC. (the “Corporation”) will be held at the Hotel Gault, Salle Gault, 449 rue Ste-Hélène, Montreal, Quebec, Canada H2Y 2K9, on June 7, 2006, at 11:00 am (EDT) for the following purposes:

1.	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint RSM Richter LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.	to approve the increase of the maximum number of options available under the option plan to 1,400,000 options;

5.	to transact such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

        Particulars of the matters referred to in this Notice are set out in the attached Management Information Circular.

        This Notice is accompanied by a form of Proxy and a Management Information Circular.

        As required by the Business Corporations Act (Ontario), a form of Proxy is enclosed. If you are unable to be present personally at the Meeting, you are requested to complete, sign and return the enclosed form of Proxy.

        DATED at Montreal, Quebec this 6th day of May, 2006.

BY ORDER OF THE BOARD

“David Goldman”
David Goldman
Executive Chairman